FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 3, 2005 (“'MapQuest Find Me' Now available for BlackBerry 7520 on the Nextel National Network ")	Page No 4

Document 1

News Release

Media Contacts:

Cheryl Hawkins, Sprint, 703-433-4276
cheryl.hawkins@sprint.com

Amy Gross, AOL, Inc. (for MapQuest, Inc.), 646-805-2037
agross74@aol.com

Courtney Flaherty, Brodeur for RIM, +1(212) 771-3637
cflaherty@brodeur.com

“MAPQUEST FIND ME” NOW AVAILABLE FOR BLACKBERRY 7520 ON THE NEXTEL NATIONAL NETWORK

GPS-Enabled Wireless Service Provides Location-Based Group Communication for the First Time

Lets Users Share Their Location With Others Anywhere on the Nextel National Network

DULLES, Va., OVERLAND PARK, Kan., and WATERLOO, Ont. ¯ Oct. 3, 2005 ¯ MapQuest Inc., Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) and Sprint (NYSE: S) today announced new group communication functionality for “MapQuest Find Me.” The GPS-enabled wireless service is now available on the BlackBerry 7520™ Wireless Handheld, operating on the Nextel National Network.

“MapQuest Find Me” lets users automatically find their location, access maps and directions and locate nearby points of interest including airports, hotels, restaurants, banks and ATMs. “MapQuest ® Find Me” now allows users to share their location with colleagues, friends and family members as well as view the location of other users who have opted to join their private networks. Users also can now set up alerts to be notified when network members arrive or depart from a designated area.

“Location-based solutions are an important arena for MapQuest, and we are thrilled to introduce this exciting new group communication functionality to ‘MapQuest Find Me,’” said Austin Klahn, chief technology officer for MapQuest, Inc. “This development, along with the availability of ‘MapQuest Find Me’ on the Blackberry 7520, will help us further meet our goal to deliver innovative, more intelligent mapping solutions to our users, wherever they may be.”

Sprint customers using the Blackberry 7520 from Nextel can take advantage of the walkie-talkie technology along with support for wireless email, phone, organizer, Internet browser and corporate data applications. “MapQuest Find Me” complements these applications with intelligent, location-aware maps and directions.

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“‘MapQuest Find Me’ is a good example of how the wireless data industry is evolving to support a wide array of applications beyond email and adding incremental layers of productivity and flexibility for users and companies,” said Mark Guibert, vice president, corporate marketing at Research In Motion. “The BlackBerry 7520 on the Nextel National Network, with its integrated GPS capabilities, large color screen, easy navigation and optimized performance, is ideal for the ‘MapQuest Find Me’ application.”

“As more and more people understand how location-based services can enhance their quality of life, we will continue to see the demand for unique variations of this technology,” said Mary Foltz, director of product management and development for Sprint. “We have a long-standing relationship with MapQuest and RIM and are pleased to extend this technology to our customers. The new ‘MapQuest Find Me’ service is another example of Sprint’s leadership in the GPS space, and we will continue to include it in our portfolio of wireless data solutions.”

The new functionality of “MapQuest Find Me” includes:

** Location-Based Group Communication: Create private networks where other “MapQuest Find Me” users, such as colleagues, friends and family members, can opt-in to exchange and share their current locations. Users can find their network members on a buddy list-type feature and view their locations on a map, right on their wireless device or online at a private web site.

** Alerts & Notifications: Set up alerts to be notified via SMS or email when users (who opt-in to share their location) arrive or depart from a designated area

In addition to these new features, “MapQuest Find Me” continues to offer:

** Automatic Location Reporting: Leverage GPS technology to easily identify your current location without manually entering an address, ZIP code or other information.

** Points of Interest Locator: Find hotels, conference centres, banks, restaurants, theaters and other points of interest based on their proximity to your current location or any U.S. address.

** Interactive Maps and Driving Directions: Get interactive maps and text-based turn-by-turn directions to any destination in the United States.

** Convenient Address Book: Store addresses or points of interest to save time when you need directions again. Update your Address Book on the Web and automatically refresh information on your wireless device.

** Peace of Mind: Send your location as a text message to trusted colleagues, friends and family members or allow them to view your location on a private web site.

“MapQuest Find Me” is a part of the offerings provided and marketed through the AOL Mobile Group. “MapQuest Find Me” was developed in partnership between MapQuest and uLocate. For more information on how to subscribe to “MapQuest Find Me,” go to http://findme.mapquest.com or call (877) 898-3555.

The BlackBerry 7520 from Nextel is available through select Sprint stores, online at www.nextel.com/blackberry, or by calling 877-619-5037.

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About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services to consumer, business and government customers. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks offering industry leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone. For more information, visit www.sprint.com.

About MapQuest, Inc.

MapQuest helps people find places. Headquartered in Denver, Colorado and Mountville, Pennsylvania, MapQuest offers Internet, Mobile, Business Solutions, and Published products worldwide. According to comScore Media Metrix, in August 2005, the MapQuest.com® website was both the top mapping and directories site on the Web and served over 47 million unique users. MapQuest also empowers more than 1,400 businesses with software solutions to location-enable Web and wireless applications, and is a leading publisher and provider of mapping content for other publishers and corporations, producing more than 1.5 billion pages of printed maps every year. MapQuest is a wholly owned subsidiary of America Online, Inc.

About AOL, Inc.

AOL, Inc. is a wholly owned subsidiary of Time Warner Inc. Based in Dulles, Virginia, America Online is the world’s leader in interactive services, Web brands, Internet technologies and e-commerce services.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 3, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller